Filer: Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

INLD 2Q03 EARNINGS ANNOUNCEMENT

EXHIBITS


March 26, 2003

GAAP Net Loss to Underlying EBDA Bridge

($000)
Descriptions                                                                                2Q/03
-------------------------------------------------------------------------------------- ---------------

Net Loss                                                                                     (22,423)

Depreciation and amortization                                                                  13,215
Interest expense (income)                                                                          50
Discontinued operations                                                                           281
-------------------------------------------------------------------------------------- ---------------
EBITDA From Continuing Operations                                                             (8,877)

Bandwidth buyouts                                                                               2,914
Rent buyouts                                                                                    1,134
Write off equipment in closed facilities                                                          870
Severance and PTS                                                                                 736
Integration travel expenses                                                                        75
Process Improvement Consultants                                                                   332
Security Consultants                                                                              129
Bandwidth Consultants                                                                              93
Security Guards:  KC and LA                                                                        22
Asset migration costs (freight, outside labor & bandwidth)                                        380
Professional Fees                                                                                 359
Relocation Costs                                                                                  729

-------------------------------------------------------------------------------------- ---------------
Total Transition Expenses                                                                       7,773
-------------------------------------------------------------------------------------- ---------------
Underlying EBIDA                                                                              (1,104)

Mass Market Costs / Trellix                                                                     (628)
-------------------------------------------------------------------------------------- ---------------
Underlying EBITDA Without Mass Market / Trellix                                                 (476)

Interest & Taxes                                                                                   50
-------------------------------------------------------------------------------------- ---------------
Underlying EBDA Without Mass Market / Trellix                                                   (526)
-------------------------------------------------------------------------------------- ---------------

DATA CENTER INTEGRATION PLAN

        o        Seattle*
        o        Boise*
        o        Los Angeles**
        o        Mesa**
        o        Kansas City**
        o        Atlanta***
        o        Fort Lauderdale**
        o        Miami***
        o        Boca Raton*
        o        Burlington*
        o        Boston**



*Closed Data Center
**Closing Data Center
***Remaining D. Center

DATA CENTER INTEGRATION PROGRESS


        o        Seattle*
        o        Boise*
        o        Los Angeles**
                 Project Phase:  Planning
                 Close Date:  6/6/03
                 Servers Moved:  0
                 Servers Remaining:  600
        o        Mesa**
                 Project Phase:  Closeout
                 Close Date:  3/15/03
                 Servers Moved:  600+
                 Servers Remaining:  0
        o        Kansas City**
                 Project Phase:  Execution
                 Close Date:  5/31/03
                 Servers Moved:  593
                 Servers Remaining:  80
        o        Atlanta***
        o        Fort Lauderdale**
                 Project Phase:  Planning
                 Close Date:  5/31/03
                 Servers Moved:  0
                 Servers Remaining:  2600
        o        Miami***
                 Shared Support Migration Completed on 3/12/03
                 Dedicated Support and Corporate Migration - 5/21/03
        o        Boca Raton*
        o        Burlington*
        o        Boston**
                 Project Phase:  Execution
                 Close Date:  3/31/03
                 Servers Moved:  7
                 Servers Remaining:  12



*Closed Data Center
**Closing Data Center
***Remaining D. Center

INTEGRATION OPERATING EXPENSES ($000)


Labor Costs                     $ 1,185
B/W Buyouts                     $ 3,370
Rent Buyouts                    $ 2,154
Consultant Exp.                 $ 2,913
Other Costs                     $ 1,939
TOTAL                           $11,562

INTEGRATION CAPITAL EXPENSES ($000)


Operating Lease Buyout          $ 1,498
Billing System Licenses         $ 1,412
Buildout of Miami DC            $ 1,010
UNIX blueHALO Proj              $   524
Email Consolidation             $   450
Billing System HW               $   361
Bandwidth Distribution HW       $   355
Seattle Move                    $   264                 Total CapEx
KC Move                         $   228                    $7.1M
QM System                       $   176
Software Licenses               $   150
Work Management Tool            $   116
Hardware for Trellix            $   105
NAI Anti-Virus Server           $   101
LA Move                         $    92
Tiny Firewall Security          $    68
ISS Firewalls                   $    55
Internal Email Upgrade          $    48
Training Lab                    $    35

4Q/03 Integration Savings by Project ($000)

Net P&L Impact                    Labor            Bandwidth             Rent                Other              Total

Multi Location                           (83)             (1,314)                  -                  -             (1,397)
Kansas City                             (458)               (220)                  -                (30)              (708)
Los Angeles                             (270)               (264)               (150)               (15)              (699)
Mesa, AZ                                 (13)                  -                (228)                 -               (241)
South Florida                           (692)               (192)                (81)                 -               (965)
Seattle                                 (273)               (325)                (84)                (3)              (685)
                             ------------------ ------------------ ------------------- ------------------ ------------------

Total Net P&L Impact                  (1,789)             (2,315)               (543)               (48)            (4,695)
                             ================== ================== =================== ================== ==================

Net P&L Impact Based on August 2002 Expense Levels.

Organic Growth Progress


Quarterly Sales Performance:

Shared Sales Progress
(Units)

1Q02            8,516
2Q02            9,425
3Q02           10,961
4Q02           10,865
1Q03           10,988
2Q03           11,881

2Q03 Shared gross unit adds were:

o Up 8.1% over 1Q03
o Up 26.1% year over year


Dedicated Sales Progress
(Units)

1Q02              712
2Q02              755
3Q02            1,032
4Q02              951
1Q03              996
2Q03            1,085

2Q03 Dedicated gross unit adds were:

o Up 8.9% over 1Q03
o Up 43.7% year over year

Cash Balance Progression ($000)


---------------------------------------------------------------------------------- -------------
November Cash Balance                                                                   $134.50
---------------------------------------------------------------------------------- -------------

Integration Operating Expenses                                                             7.80
Integration Capital Expenditures                                                           3.10
Debt and Operating Lease Prepayments                                                       6.50
Payment of Previously Recorded Liabilities                                                 5.50
Trellix Acquisition                                                                        3.10
Trellix Losses                                                                             0.60
Capital Expenditures                                                                       1.50
Cash Used in Continuing Operations                                                         0.70

---------------------------------------------------------------------------------- -------------
February Cash Balance                                                                   $105.70
---------------------------------------------------------------------------------- -------------


GUIDANCE RECONCILIATION

JANUARY 10, 2003 GUIDANCE MID-POINT (EXCLUDES TRELLIX / MASS MARKET IMPACT)

                                               ACTUAL            ESTIMATE            ESTIMATE           ESTIMATE
($000)                                          1Q03               2Q03                3Q03               4Q03
---------------------------------------- ------------------- ------------------ ------------------- ------------------
EBITDA                                           (2,435)            (2,700)               (250)            3,500
Capex                                            (1,943)            (5,250)             (1,250)           (1,000)
Generated Cash                                  ($4,378)           ($7,950)            ($1,500)           $2,500
---------------------------------------- ------------------- ------------------ ------------------- ------------------
Integration Opex                                  1,272              2,750               2,250               500
Integration Capex                                   700              3,750                 500                 0
Underlying Generated Cash                       ($2,406)           ($1,450)             $1,250            $3,000
---------------------------------------- ------------------- ------------------ ------------------- ------------------


MARCH 26, 2003 GUIDANCE* (EXCLUDES TRELLIX / MASS MARKET IMPACT)

($000)                                         ACTUAL             ACTUAL             ESTIMATE           ESTIMATE
                                                1Q03               2Q03                3Q03               4Q03
---------------------------------------- ------------------- ------------------ ------------------- ------------------
EBITDA                                           (2,435)            (8,249)             (1,500)            4,000
Capex                                            (1,943)            (4,600)             (4,300)           (1,500)
Generated Cash                                  ($4,378)          ($12,849)            ($5,800)           $2,500
---------------------------------------- ------------------- ------------------ ------------------- ------------------
Integration Opex                                  1,272              7,773               2,000               200
Integration Capex                                   700              3,100               2,900               300
Underlying Generated Cash                       ($2,406)           ($1,976)             ($900)            $3,000
---------------------------------------- ------------------- ------------------ ------------------- ------------------


MARCH 26, 2003 TRELLIX / MASS MARKET IMPACT GUIDANCE*

($000)                                         ACTUAL             ACTUAL             ESTIMATE           ESTIMATE
                                                1Q03               2Q03                3Q03               4Q03

---------------------------------------- ------------------- ------------------ ------------------- ------------------
Opex Impact                                           $0             ($628)            ($1,500)          ($1,250)
---------------------------------------- ------------------- ------------------ ------------------- ------------------


MARCH 26, 2003 GUIDANCE* (INCLUDING TRELLIX / MASS MARKET IMPACT)

($000)                                         ACTUAL             ACTUAL             ESTIMATE           ESTIMATE
                                                1Q03               2Q03                3Q03               4Q03

---------------------------------------- ------------------- ------------------ ------------------- ------------------
EBITDA                                           (2,435)            (8,877)             (3,000)            2,750
Capex                                            (1,943)            (4,600)             (4,300)           (1,500)
Generated Cash                                  ($4,378)          ($13,477)            ($7,300)           $1,250
---------------------------------------- ------------------- ------------------ ------------------- ------------------
Integration Opex                                  1,272              7,773               2,000               200
Integration Capex                                   700              3,100               2,900               300
Underlying Generated Cash                       ($2,406)           ($2,604)            ($2,400)           $1,750
---------------------------------------- ------------------- ------------------ ------------------- ------------------


JANUARY 10, 2003 GUIDANCE (EXCLUDES TRELLIX / MASS MARKET IMPACT)
($000)                                                      ESTIMATE                 ESTIMATE                 ESTIMATE
                                      ACTUAL                  2Q03                     3Q03                     4Q03
                                       1Q03              LOW       HIGH            LOW       HIGH          LOW      HIGH
-----------------------------------------------------------------------------------------------------------------------------
EBDA                                      (2,234)       (3,000)    (2,500)          (500)        0         3,000     4,000
Capex                                     (1,943)       (5,500)    (5,000)        (1,500)   (1,000)       (1,000)   (1,000)
Generated Cash                           ($4,177)      ($8,500)   ($7,500)       ($2,000)  ($1,000)       $2,000    $3,000
-----------------------------------------------------------------------------------------------------------------------------
Integration Opex                           1,272         3,000      2,500          2,500     2,000           500       500
Integration Capex                            700         4,000      3,500            500       500             0         0
Underlying Generated Cash                ($2,205)      ($1,500)   ($1,500)        $1,000    $1,500        $2,500    $3,500
-----------------------------------------------------------------------------------------------------------------------------


EBDA TO EBITDA RECONCILIATION
($000)                            ACTUAL         ACTUAL       ESTIMATE      ESTIMATE
                                   1Q03           2Q03          3Q03          4Q03
---------------------------------------------------------------------------------------
Interest and Taxes                    $201          ($50)            $0            $0
---------------------------------------------------------------------------------------


The company is providing a reconciliation from its prior EBDA guidance to its current EBITDA guidance. In accordance with regulations effective March 28, 2003, the company will no longer refer to non-GAAP financial measures, except in accordance with such regulations.



* Actual March 26, 2003 Guidance may be a range around the data in the tables presented here.